March 17, 2008

David Burton & Lynn Dicker

Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Schmitt Industries, Inc.
Form 10-K for the fiscal year ended May 31, 2007
Filed July 31, 2007
Form 10-Q for the quarter ended November 30, 2007
File No. 1-16465

Dear David and Lynn:

Schmitt Industries, Inc. is in receipt of your letter dated March 10, 2008 regarding the above referenced filings and provides herein the Company’s responses to the staff’s comments in your letter.  Please note in responding we have repeated your comments followed by the Company’s responses.

Form 10-K for the fiscal year ended May 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 11

Discussion of operating results, page 14

Comment no. 1 — In future filings, please expand your discussion to include a comparative analysis of the significant components in other income (expense) for the periods presented.

Company’s Response:

Your comments are duly noted and this will be incorporated in future filings as appropriate.

Note 7, Segment Information, page 27

Comment no. 2 — For the disclosures provided in the table under “Segment and Geographic Assets,” please revise future filings to replace total assets with long-lived assets.  Refer to paragraph 38 of SFAS 131.  In regards to long-lived assets, please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed should not include intangibles.

Company’s Response:

Your comments are duly noted and this will be incorporated in future filings as appropriate.

The Company will add in either note discussion or tabular presentation a breakdown of long-lived assets (excluding intangibles) by geographic area for those geographic areas where long-lived assets are material.  The Company intends to continue to present the “Segment assets to total assets” table as we believe that disclosure is appropriate per paragraphs 27 and 32 of SFAS 131.

In addition, the “Geographic assets to total assets” table will probably also be presented as we believe this is useful information to the financial statement reader.

Please note as of May 31, 2007 that long-lived assets totaled $1,225,778, of which $7,258 were located outside of the United States.  The long-lived assets outside of the United States represented less than 1% of the total long-lived assets.

Form 10-Q for the quarter ended November 30, 2007

Consolidated Balance Sheets, page 3

Comment no. 3. — In future filings, please disclose the composition of other long-term liabilities including any significant terms and conditions for payment.

Company’s Response

Your comments are duly noted and this will be incorporated in future filings as appropriate.

 Management of Schmitt Industries, Inc. would like to acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust these responses will cover your questions, but would be happy to provide you with more information should you require it.

Sincerely,

/s/ Wayne A. Case
Wayne A. Case
Chief Executive Officer

Cc           Mr. Michael S. McAfee, Chief Financial Officer